BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

NOTICE TO DEBENTURE HOLDERS

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its debenture holders that it will exercise the right of optional early redemption of all the Debentures of the 4th Series of the 1st emission of simple debentures, not convertible into shares, of the unsecured type for public distribution with restricted efforts ("Early Redemption"), with the consequent cancellation of the Debentures of the 4th Series ("Debentures of the 4th Series").

The Early Redemption will be effective upon payment by the Company of the total estimated amount of R$284,095,195.58 (two hundred eighty-four million, ninety-five thousand, one hundred ninety-five reais and fifty-eight cents), which was calculated in the manner provided for in Clause 5.21.4.1 of the Deed of Issue executed on April 30, 2019 and amended on June 25, 2019 ("Deed of Issue"), corresponding to the Unit Face Value of the Debentures of the 4th Series, plus (i) the Remuneration of the Debentures of the 4th Series, calculated pro rata temporis, from the immediately previous Remuneration Payment Date until the date of effective payment of the Early Redemption; and (ii) a flat premium of 0.80% per year calculated pursuant to item (ii) of Clause 5.21.4.1 of the Deed of Issue.

The Early Redemption will take effect on September 18, 2024 and will comply with the operating procedures adopted by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in relation to the Debentures of the 4th Series that are electronically held in custody at B3 or, in relation to the Debentures of the 4th Series not held in custody at B3, the operating procedures adopted by Itaú Corretora de Valores S.A., in its capacity as book-keeper of the Debentures of the 4th Series.

São Paulo, September 4, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer